Ecopetrol announces the dates of the publication of its second quarter 2021 earnings report and conference calls

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that on Tuesday August 3rd, 2021, after market close, it will release its financial and operating results for the second quarter of 2021.

On Wednesday, August 4th, 2021, Ecopetrol’s senior management will host two conference calls to review the results, one in Spanish and one in English. Please find below the timing, dial-in and links to access the conferences:

Spanish Conference Call	English Conference Call
08:00 a.m. Col Time	10:00 a.m. Col Time
09:00 a.m. NY Time	11:00 a.m. NY Time
US Dial-in #: 1 (847) 585-4405	US Dial-in #: 1 (847) 585-4405
US Dial-in # (Toll Free): 1 (888) 771-4371	US Dial-in # (Toll Free): 1 (888) 771-4371
Local Colombia Dial-in #: 57 1 380 8041	Local Colombia Dial-in #: 57 1 380 8041
Local Colombia Dial-in # (Free Toll): 01 800 9 156 924	Local Colombia Dial-in # (Free Toll): 01 800 9 156 924
Passcode: 50196768	Passcode: 50196769

To access the webcast, the following links will be available:

Spanish:

https://onlinexperiences.com/Launch/QReg/ShowUUID=CC1A10C7-A06F-4FFE-9EF5-54E1F210A5CB&LangLocaleID=1034

English:

https://onlinexperiences.com/Launch/QReg/ShowUUID=CE16493C-75AC-497B-9107-C6B9D7AA5ACD

To ask a question, you will need to access the conference through the telephone lines specified at the top of this release.

Participants from different countries may search for different international numbers to the ones mentioned above by consulting the following link: http://web.meetme.net/r.aspx?p=12&a=UmAyGlMHUNOdop

The earnings release, slide presentation, live webcast and recording of the conference call will be available on Ecopetrol’s website: www.ecopetrol.com.co.

Please verify in advance the proper operation of the webcast in your browser. We recommend the use of the latest versions of Internet Explorer, Google Chrome and Mozilla Firefox.

Bogota D.C., July 29, 2021

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Ecopetrol is the largest company in Colombia and one of the main integrated oil and gas conglomerates in Latin America, with more than 13,000 employees. It accounts for more than 60% of the hydrocarbon production in Colombia, and it owns the largest refineries and most of the country's oil-pipelines and multi-purpose pipelines network. It also participates in the commercialization of energy and in the distribution of gas. At the international level, Ecopetrol focuses on strategic basins on the American continent, with E&P operations in the United States (the Permian basin and the Gulf of Mexico), Brazil and Mexico. This press release contains statements relating to business prospects, estimates of operating and financial results, and Ecopetrol’s growth prospects. All are projections, and therefore are based solely on management’s expectations of the company’s future and its continuous access to capital to finance its sales plan. Achieving these estimates in the future depends on its performance under given market conditions, regulations, competition, the performance of the Colombian economy and industry, and other factors; therefore, they are subject to change without prior notice.

For further details, please contact:

Tatiana Uribe Benninghoff

Head of Capital Markets

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Alexandra Santamaria Molano

Media Engagement (Colombia) (a)

Phone: + 571-234-4329

Email: alexandra.santamaria@ecopetrol.com.co